SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Floating Rate Series VI Notes in a principal amount of ARS 10,790,322.00, due 2017.

Irsa Inversiones y Representaciones Sociedad Anónima. (IRSA) Floating Rate Series VI Notes in a principal amount of ARS 10,790,322, due 2017

Irsa Inversiones y Representaciones Sociedad Anónima (IRSA) informs that on February 26, 2016, will start the payment of the eighth installment of interests related to its Series VI Notes issued on February 26, 2014.

Payment Agent:	Caja de Valores S.A.
Date of effective payment:	March 1, 2016
Number of service to be paid:	Twelth installment of interests.
Period comprised by the payment:	November 28, 2016 / February 28,2017
Concept of payment:	Interests (100%) Capital (100%)
Payment Currency:	ARS (Argentine Peso).
Capital Outstanding:	ARS 10,790,332.00
Annual Nominal Interest:	24.5474%
Amount of interest being paid:	ARS 667,628.50
Capital being paid	ARS 10,790,322

Interests will be paid to the people at whose name the Notes were registered as of February 24, 2017 in the registry held by the Register Agent.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

February 20, 2017	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets